SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE ONE HUNDRED AND FIFTY-NINTH EXTRAORDINARY GENERAL
STOCKHOLDERS MEETING OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. -
ELETROBRAS

NIRE. 53300000859/CNPJ nº 00001180/0001-26

On December 23, 2011, at 9 a.m., at the Company Headquarters, Setor Comercial Norte, Quadra 04, Bloco B, nº. 100, Room 203, Edifício Centro Empresarial Varig - Brasília - DF, with the presence of the common shareholders, in sufficient number to install the Stockholders Meeting, as ascertained on page 63 of the Attendance Book # 4, the One Hundred Fifty-Ninth General Stockholders Meeting of Centrais Elétricas Brasileiras S.A. – Eletrobras, a Public Company, registered in the National Corporations Register of the Ministry of Finance under # 00001180/0001-26 was held. In accordance with article 42 of the Company by-laws, the Chief Financial and Investor Relation Officer, Mr. ARMANDO CASADO DE ARAUJO, presided the meeting replacing the Eletrobras CEO, Mr. JOSÉ DA COSTA CARVALHO NETO. Mr. Armando Casado called the meeting to order. All present approved and appointed me, AFRANIO ALENCAR MATOS Fº, to act as secretary. The following persons were present at the meeting: Mr. EDGARD TROMPCZYNSKI SCHIMMELPFENG – General Auditor, Mr. ARLINDO SOARES CASTANHEIRA – Head of the Investor Relation Division and Mr. DANIEL DE LIMA GOMES – Shareholders’ Rights Division and the Federal Government representative, MR. LUIZ FREDERICO DE BESSA FLEURY, accredited by Ordinance / PGFN No. 603 of August 11, 2008, published in the Federal of 13.08.2008, Mr. GEORGE WASHINGTON TENÓRIO MARCELINO, representative of the following funds: a) CITIBANK: ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; AMERICAN AIRLINES, INC.MASTER FIXED BENEFIT PENSION TRUST; AON GROUP TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND; BT PENSION SCHEME; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CF DV EMERGING MARKETS STOCK FUND INDEX; CIBC EMERGING MARKETS FUND; CIBC EMERGING MARKETS INDEX FUND; CN CANADIAN MASTER TRUST FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES´ RETIREMENT SYSTEM; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; DOMINION RESOURCES INC. MASTER TRUST; EAFE EQUITY FUND; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; EMERGING GLOBAL SHARES INDXX BRAZIL INFRASTRUCTURE INDEX FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS INDEX FUND E; EMERGING MARKETS INTERNATIONAL FUND; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS; EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS; FIDELITY FIXED - INCOME TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY FIXED - INCOME TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FUTURE FUND BOARD OF GUARDIANS; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND; GUIDESTONE FUNDS; IBM SAVINGS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; IMPERIAL EMERGING ECONOMIES POOL; INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, A T F S R P A T/RET STAFF BEN PLAN AND TRUST; IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B;

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP SSGA EMERGING MARKETS 100 FUND; MANAGED PENSION FUNDS LIMITED (247400; 82128; and 13200); MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN; MICROSOFT GLOBAL FINANCE; MINISTRY OF STRATEGY AND FINANCE; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST INVESTMENT FUNDS PLC; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; NORTHWESTERN MUTUAL SERIES FUND, INC. - INTERNATIONAL EQUITY PORTFOLIO; NUVEEN INVESTMENT, INC.; OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM; PANAGORA GROUP TRUST; PENSIONSKASSERNES ADMINISTRATION A/S; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; RBS PENSION TRUSTEE LIMITED; RENAISSANCE GLOBAL VALUE FUND; ROCHE US DB PLANS MASTER TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SKAGEN GLOBAL II VERDIPAPIRFOND; SKAGEN GLOBAL III VERDIPAPIRFOND; SKAGEN GLOBAL VERDIPAPIRFOND; SKAGEN KON-TIKI VERDIPAPIRFOND; SKAGEN VEKST III VERDIPAPIRFOND; SKAGEN VEKST VERDIPAPIRFOND; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION; SPDR S&P EMERGING LATIN AMERICA ETF;  SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF OREGON (356200; and  98700); STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS (345116; 22500); TEACHER RETIREMENT SYSTEM OF TEXAS; STATE STREET EMERGING MARKETS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS (57200; e 5800); THE BANK OF KOREA; THE BANK OF NEW YORK MELLON CORPORATION RETIREMENT PLANS MASTER TRUST; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE EMM UMBRELLA FUNDS; THE GMO EMERGING MARKETS FUND; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE MASTER TRUST BANK OF JAPAN, LTD AS TRUSTEE OF BNY MELLON TBCAM EMERGING VALUE EQ MOTHER FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR NORTHERN TRUST ALL COUNTRY WORLD EQUITY INVESTA INDEX FUND (TAX EX Q INS INV ONLY); THE MONETARY AUTHORITY OF SINGAPORE (41696; 92400; and 406200); THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE TBC PRIVATE TRUST; THE TEXAS EDUCATION AGENCY; THE WASHINGTON UNIVERSITY; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TRADEWINDS INSTITUTIONAL INVESTMENT TRUST - TRADEWINDS EMERGING MARKETS PORTFOLIO; TRADEWINDS INSTITUTIONAL INVESTMENT TRUST - TRADEWINDS INTERNATIONAL EQUITY PORTFOLIO; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; UNIVERSITY OF PITTSBURGH MEDICAL CENTER SYSTEM; UPS GROUP TRUST; USAA EMERGING MARKETS FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VIRGINIA RETIREMENT SYSTEM; WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C. (715600; 158700) WELLINGTON TRUST COMPANY N.A.; and WILMINGTON MULTI-MANAGER INTERNATIONAL FUND; b) HSBC: BOMBARDIER TRUST (CANADA) GLOBAL EQUITIES FUND; and THE BOMBARDIER TRUST (UK); c)  JP MORGAN: CHASE MANHATTAN BANK AS TRUSTEE OF THE RJ REYNOLDS TOBACCO COMPANY DEFINED BENEFIT MASTER TRUST; NORGES BANK; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO (6100; 54800; 28300); RMB MULTIMANAGER SICAV; SBC MASTER PENSION TRUST; STATE OF WYOMING, WYOMING STATE TREASURER (9800; 1500); STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE  (24500; 227500); TEMPLETON INSTITUTIONAL FUNDS – GLOBAL EQUITY SERIES; TEMPLETON INTERNATIONAL FOREIGN FUND; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI; THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; Ms. JULIANA CALIXTO PEREIRA representative of BNDES and BNDES Participações S.A – BNDESPAR; Ms. CARLA KERSTIN SILVEIRA LELLIS, representative of JP Morgan Chase Bank. Once the steering committee was defined for the meeting, the President declared the 159th Extraordinary General Meeting open, and informed the meeting was regularly convened and that the announcements ordered by article 133 of Act No. 6.404/76 were published in the press, and the Announcement of Meeting was published in the Federal Union Official Gazette and in the newspapers Valor Econômico (SP) on December 08, 09 and 12, 2011 and O Globo (RJ) and Correio Braziliense (DF), on December 08, 09 and 10, 2011. Such announcements had the following content:

MINISTÉRIO DE MINAS E ENERGIA CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS (Open company) CNPJ. nº 00001180/0001-26 Announcement of Meeting 159th Extraordinary General Meeting We hereby call the Shareholders of Centrais Elétricas Brasileiras S.A.-Eletrobras to gather at the company headquarters in Brasilia, Setor Comercial Norte Quadra 04, bloco "B", nº 100, sala 203 Edifício Centro Empresarial VARIG – Brasília – DF, on 12.23.2011, at 9:00 a.m., for an Extraordinary General Meeting to deliberate on the following agenda: I – Approval of the reform of the Bylaws of the company, to: 1. Inclusion of clauses XXVI and XXVII in article 25 and text adjustments in clause V of article 33, to comply with requirements of Resolution n° 03 of 12/31/2010 of the Comissão Interministerial de Governança Corporativa e de Administração de Participações Societárias da União (CGPAR) (Government Committee for Corporate Governance and Equity Management); 2. Amendments to clauses II and X of article 25 and clause IV of article 17; text adjustments to paragraph 2 of article 29 and correction of the remission of paragraph 2 of article 3, to comply with current legislation; and 3. Other amendments and/or additions relating to the minimum requirements of Regulation Level 1 of Corporate Governance BM&FBOVESPA in articles 2, 17, 18 and 20, respectively. The shareholder or his legal representative, to assure admission to the Meeting (article 5, caput, of CVM Instruction No. 481 of 12.17.2009), shall submit the following documents: Official photo ID; Certified copy of current bylaws, in case of Companies; Original or certified copy of proxy granted by the shareholder, and the original shareholder position statement provided by the depository institution, identifying the condition of shareholder. The delivery of such documents shall be made by December 21, 2011, at the Departamento de Administração do Capital Social - DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, Av. Presidente Vargas, nº 409 - 9º andar, in the city of Rio de Janeiro, RJ, from 8:00 a.m to 12:00 noon and from 2:00 p.m to 5:00 p.m. All documentation concerning to the subject to be discussed at the EGM pursuant to Art. 135, § 3 of Law # 6,404/76 and Art. 11 of CVM Instruction # 481, published on 12/17/2009, are available to shareholders at the Departamento de Administração do Capital Social - DFS, Divisão de Gestão dos Direitos dos Acionistas – DFSA, at Av. Presidente Vargas, nº. 409 - 9º andar, in the city of Rio de Janeiro, RJ, and in the company’s web site (htpp://www.eletrobras.com.br/ri) and in the Comissão de Valores Mobiliários – CVM web site (htpp://www.cvm.gov.br). Brasília, December 7, 2011. (s)MÁRCIO PEREIRA ZIMMERMANN. Board of Directors Chairman”. The reading of the Announcement of the Meeting was dispensed. The President informed the shareholders that the Minutes of the meeting would be drawn in the form of a summary, as authorized by § 1 of Art. 130 of Law 6404/76 which was approved by all present. Further, the items on the Agenda was submitted to a vote. The following decision was taken: for the approval of the amendment of the bylaws of Eletrobras, as per the Administration Proposal, as follows: 1. Inclusion of items XXVI and XXVII of Article 25 and amendment in the text of the Paragraph V of Article 33, in order to comply with Resolution No. 03 of 31.12.2010 of the Comissão Interministerial de Governança Corporativa e de Administração de Participações Societárias da União (CGPAR) (Government Committee for Corporate Governance and Equity Management); 2. Amendments of items II and X of Article 25 and item IV of Article 17; amendment in the text of paragraph 2 of Article 29 and correction of the reference in paragraph 2 of Article 3, to adapt to the current legislation, and 3. Other changes and/or additions regarding the minimum requirements of the Regulation of the Level 1 of the Corporate Governance BOVESPA in the Articles 2, 17, 18 and 20, respectively, this vote given by the Government representative, Mr.  LUIZ FREDERICO DE BESSA FLEURY. Ms. JULIANA CALIXTO PEREIRA representative of BNDES and BNDES Participações SA - BNDESPAR, followed the vote of the Federal Government. The funds represented by Mr. GEORGE WASHINGTON TENÓRIO MARCELINO voted in favor of the Administration proposal. Ms. CARLA KERSTIN SILVEIRA LELLIS, representative of JP Morgan Chase Bank, voted in favor, unanimously, in relation to the order of the day, in name of 15,971,661 common shares converted into ADRs. Nothing more to discuss, the President closed the One Hundred Fifty- Ninth Extraordinary General Meeting of Centrais Elétricas Brasileiras S.A. - Eletrobras, of which I, Afrânio de Alencar Matos Fº, General Secretary,  drafted these Minutes having been read to all and found in compliance, it is signed.

ARMANDO CASADO DE ARAUJO

LUIZ FREDERICO DE BESSA FLEURY
President	Representative of Federal Government

JULIANA CALIXTO PEREIRA	CARLA KERSTIN SILVEIRA LELLIS
Representative of BNDES and BNDES Participações S.A – BNDESPAR	Representative of JP Morgan Chase Bank

GEORGE WASHINGTON TENÓRIO MARCELINO

Representative of the funds: a) CITIBANK: ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; AMERICAN AIRLINES, INC.MASTER FIXED BENEFIT PENSION TRUST; AON GROUP TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND; BT PENSION SCHEME; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CF DV EMERGING MARKETS STOCK FUND INDEX; CIBC EMERGING MARKETS FUND; CIBC EMERGING MARKETS INDEX FUND; CN CANADIAN MASTER TRUST FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES´ RETIREMENT SYSTEM; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; DOMINION RESOURCES INC. MASTER TRUST; EAFE EQUITY FUND; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; EMERGING GLOBAL SHARES INDXX BRAZIL INFRASTRUCTURE INDEX FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS INDEX FUND E; EMERGING MARKETS INTERNATIONAL FUND; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS; EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS; FIDELITY FIXED - INCOME TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY FIXED - INCOME TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FUTURE FUND BOARD OF GUARDIANS; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND; GUIDESTONE FUNDS; IBM SAVINGS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; IMPERIAL EMERGING ECONOMIES POOL; INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, A T F S R P A T/RET STAFF BEN PLAN AND TRUST; IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP SSGA EMERGING MARKETS 100 FUND; MANAGED PENSION FUNDS LIMITED (247400; 82128; e 13200); MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN; MICROSOFT GLOBAL FINANCE; MINISTRY OF STRATEGY AND FINANCE; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST INVESTMENT FUNDS PLC; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; NORTHWESTERN MUTUAL SERIES FUND, INC. - INTERNATIONAL EQUITY PORTFOLIO; NUVEEN INVESTMENT, INC.; OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM; PANAGORA GROUP TRUST; PENSIONSKASSERNES ADMINISTRATION A/S; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; RBS PENSION TRUSTEE LIMITED; RENAISSANCE GLOBAL VALUE FUND; ROCHE US DB PLANS MASTER TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SKAGEN GLOBAL II VERDIPAPIRFOND; SKAGEN GLOBAL III VERDIPAPIRFOND; SKAGEN GLOBAL VERDIPAPIRFOND; SKAGEN KON-TIKI VERDIPAPIRFOND; SKAGEN VEKST III VERDIPAPIRFOND; SKAGEN VEKST VERDIPAPIRFOND; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION; SPDR S&P EMERGING LATIN AMERICA ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF OREGON (356200; and 98700); STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS (345116; 22500); TEACHER RETIREMENT SYSTEM OF TEXAS; STATE STREET EMERGING MARKETS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS (57200; and 5800); THE BANK OF KOREA; THE BANK OF NEW YORK MELLON CORPORATION RETIREMENT PLANS MASTER TRUST; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE EMM UMBRELLA FUNDS; THE GMO EMERGING MARKETS FUND; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE MASTER TRUST BANK OF JAPAN, LTD AS TRUSTEE OF BNY MELLON TBCAM EMERGING VALUE EQ MOTHER FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR NORTHERN TRUST ALL COUNTRY WORLD EQUITY INVESTA INDEX FUND (TAX EX Q INS INV ONLY); THE MONETARY AUTHORITY OF SINGAPORE (41696; 92400; and 406200); THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE TBC PRIVATE TRUST; THE TEXAS EDUCATION AGENCY; THE WASHINGTON UNIVERSITY; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TRADEWINDS INSTITUTIONAL INVESTMENT TRUST - TRADEWINDS EMERGING MARKETS PORTFOLIO; TRADEWINDS INSTITUTIONAL INVESTMENT TRUST - TRADEWINDS INTERNATIONAL EQUITY PORTFOLIO; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; UNIVERSITY OF PITTSBURGH MEDICAL CENTER SYSTEM; UPS GROUP TRUST; USAA EMERGING MARKETS FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VIRGINIA RETIREMENT SYSTEM; WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C. (715600; 158700) WELLINGTON TRUST COMPANY N.A.; and WILMINGTON MULTI-MANAGER INTERNATIONAL FUND; b) HSBC: BOMBARDIER TRUST (CANADA) GLOBAL EQUITIES FUND; and THE BOMBARDIER TRUST (UK); c)  JP MORGAN: CHASE MANHATTAN BANK AS TRUSTEE OF THE RJ REYNOLDS TOBACCO COMPANY DEFINED BENEFIT MASTER TRUST; NORGES BANK; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO (6100; 54800; 28300); RMB MULTIMANAGER SICAV; SBC MASTER PENSION TRUST; STATE OF WYOMING, WYOMING STATE TREASURER (9800; 1500); STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE (24500; 227500); TEMPLETON INSTITUTIONAL FUNDS – GLOBAL EQUITY SERIES; TEMPLETON INTERNATIONAL FOREIGN FUND; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI; THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS;

AFRÂNIO DE ALENCAR MATOS Fº
Secretary-General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 27, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.